EXHIBIT 99.1

Titan Mining Commences Graphite Processing at Empire State Mines in New York

Positions Titan as America's Only End-to-End Domestic Producer of Natural Graphite; Enhances Domestic Supply of Critical Minerals

GOUVERNEUR, N.Y., Dec. 11, 2025 (GLOBE NEWSWIRE) -- Titan Mining Corporation (TSX:TI, NYSE-A:TII), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer (a key component of the broader rare earths and critical minerals ecosystem), announced that ore feeding has commenced at its Kilbourne graphite demonstration facility, advancing the project toward first graphite concentrate production. This marks a historic step toward restoring end-to-end U.S. natural flake graphite production for the first time in more than 70 years.

"Today is a pivotal moment not only for Titan, but for U.S. critical minerals independence,” said Rita Adiani, President & CEO of Titan. “We are delivering on our commitment to re-establish a secure U.S. supply of battery-grade natural flake graphite — a key input for energy storage, defense and strategic industries."

Located within Titan’s Empire State Mine infrastructure, the fully permitted 1,200-tonnes-per-year of concentrate demonstration plant is now in start-up operations. Output from the facility will enable qualification runs and offtake discussions, accelerating the project’s progression toward commercial scale-up.

The Kilbourne Project is designed to eventually reach 40,000 tonnes per annum of graphite concentrate — potentially supplying nearly half of current U.S. natural graphite demand, as market needs grow. This domestic output addresses critical supply-chain vulnerabilities that have materialized given global graphite export restrictions.

This announcement follows Titan’s recently released Kilbourne Project Study, which confirmed strong project economics and highlighted expanded backing from the Export-Import Bank of the United States (EXIM) under its “Make More in America” initiative. EXIM approved an additional $5.5 million in non-dilutive funding to accelerate feasibility work and issued a non-binding Letter of Interest for up to $120 million in project financing — support that underscores the strategic importance of restoring a fully integrated U.S. graphite supply chain. Today’s commencement of processing at the Kilbourne demonstration facility represents the next major step in advancing that vision.

Scientific and Technical Information

The scientific and technical information contained herein has been approved by Oliver Peters, MSc, P.Eng. who is a “Qualified Person” as defined by NI 43-101. Mr. Peters is independent of the Company. Refer to the Company’s news release dated December 1, 2025, titled “Titan Mining Announces Strong Kilbourne Graphite Project Economics and Expanded U.S EXIM Support to Accelerate U.S. Graphite Independence” for additional information on the Kilbourne Project.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that Kilbourne will produce graphite concentrate; that end-to-end U.S. natural graphite production will be restored; output from the facility will enable qualification runs and offtake discussions, accelerating the project’s progression toward commercial scale-up; and Kilbourne potentially supplying nearly half of current U.S. natural graphite demand, as market needs grow. When used in this news release words such as “to be”, "will", "planned", "expected", "potential", and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.